Exhibit (a)(9)

DIEDRICH COFFEE EVALUATING REVISED OFFER

FROM GREEN MOUNTAIN COFFEE ROASTERS

Irvine, Calif. — November 24, 2009 — Diedrich Coffee, Inc. (NASDAQ: DDRX) today announced that, on the evening of Monday, November 23, 2009, it received a revised offer from Green Mountain Coffee Roasters, Inc. (NASDAQ:GMCR) to enter into a merger transaction pursuant to which GMCR would acquire all of the outstanding shares of common stock of Diedrich Coffee for $32.00 per share in cash, an increase of $2.00 per share over GMCR’s prior offer. As with its prior offer, GMCR included with its revised offer a merger agreement signed by GMCR that contains substantially the same terms (other than the amount and form of consideration) as the merger agreement with Peet’s Coffee & Tea, Inc. (NASDAQ:PEET).

GMCR submitted its revised offer in response to a binding offer received by Diedrich Coffee from Peet’s to pay to Diedrich Coffee’s stockholders a combination of $19.80 in cash and 0.321 of a share of Peet’s common stock for each share of Diedrich common stock tendered and accepted in its exchange offer, representing total consideration of $32.00 per share based on Peet’s closing price on Friday, November 20, 2009 of $38.00 per share. The stock component of the revised purchase price is based on a fixed exchange ratio, so the value of that component will increase or decrease with changes in the market price of Peet’s common stock. As required under the terms of the existing merger agreement with Peet’s, on Monday, November 23, 2009, Diedrich Coffee transmitted to Peet’s notice of GMCR’s revised offer.

After reviewing the initial $30.00 per-share offer from GMCR, the Board of Directors of Diedrich Coffee had determined that it constituted a “Superior Proposal” to the terms of the existing merger agreement between Peet’s and Diedrich Coffee. As required under the terms of the existing merger agreement with Peet’s, on November 20, 2009, Diedrich Coffee had transmitted to Peet’s notice of the Board’s determination. Under the terms of the Peet’s merger agreement, Peet’s has until 5:00 p.m. Pacific Time on Friday, November 27, 2009 to negotiate with Diedrich Coffee to amend the current merger agreement in a manner that the Diedrich Coffee Board determines is at least as favorable to Diedrich Coffee’s stockholders as the offer made by GMCR. As part of those negotiations, Peet’s submitted the revised offer described above to Diedrich Coffee; and GMCR subsequently submitted its revised offer described above to Diedrich Coffee.

In light of the different forms of consideration in the current Peet’s offer and the current GMCR offer, Diedrich Coffee’s Board is continuing to analyze the two offers to determine whether the GMCR offer continues to be a Superior Proposal to the terms of the Peet’s merger agreement and the exchange offer contemplated thereby (as amended by the current offer received from Peet’s). Diedrich Coffee intends to make an announcement promptly after a determination is reached by the Board of Directors.

Houlihan, Lokey, Howard & Zukin Capital, Inc. is acting as financial advisor to Diedrich Coffee and Gibson, Dunn & Crutcher LLP is serving as legal advisor.

About Diedrich Coffee

Diedrich Coffee specializes in sourcing, roasting and selling the world’s highest quality coffees. The company markets its three leading brands of specialty coffees, Diedrich Coffee, Coffee People and Gloria Jean’s Coffees, through office coffee service distributors, restaurants and specialty retailers, and via the company’s web stores. Diedrich Coffee is one of only four roasters under license to produce K-Cups for Keurig Incorporated’s top-selling single-cup brewing system. For more information about Diedrich Coffee, call 800-354-5282, or go to www.diedrich.com, www.coffeepeople.com or www.coffeeteastore.com.

Forward Looking Statements

Statements in this news release that relate to future plans, financial results or projections, events or performance are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and fall under the safe harbor. Actual results and financial position could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including, but not limited to, the financial and operating performance of Diedrich Coffee’s wholesale operations, the company’s ability to maintain profitability over time, the successful execution of the company’s growth strategies, the impact of competition, the availability of working capital, and other risks and uncertainties described in detail under “Risk Factors and Trends Affecting Diedrich Coffee and its Business” in the company’s annual report on Form 10-K for the fiscal year ended June 24, 2009 and other reports filed with the Securities and Exchange Commission. Except where required by law, the company does not undertake an obligation to revise or update any forward-looking statements, whether as a result of new information, future events or changed circumstances.

Additional Information and Where To Find It

Stockholders of Diedrich Coffee are urged to read the relevant tender offer documents because they contain important information that stockholders should consider before making any decision regarding tendering their shares. Peet’s Coffee & Tea and its acquisition subsidiary have filed tender offer materials with the SEC, and Diedrich Coffee has filed a Solicitation/Recommendation Statement with respect to the tender offer. The tender offer materials (including a Registration Statement, an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Registration Statement, Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, are available to all stockholders of Diedrich Coffee at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available free of charge at the SEC’s website at http://www.sec.gov. In addition, stockholders are able to obtain a free copy of these documents from Diedrich Coffee by mailing requests for such materials to: Diedrich Coffee, Inc., Office of Investor Relations, 28 Executive Park, Suite 200, Irvine, CA 92614. In addition to the tender offer materials described above, Diedrich Coffee and Peet’s file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Diedrich Coffee or Peet’s at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Diedrich Coffee’s and Peet’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Diedrich Coffee Investor Relations:

Scott Liolios or Cody Slach

Liolios Group, Inc.

Tel 949-574-3860

info@liolios.com

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